VF 3-25-05

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 213

U
SECURITIES AN
Wash.

05040379

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRECISION DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4425 NORTH PORT WASHINGTON ROAD
(No. and Street)

MILWAUKEE (City) WISCONSIN (State) 53212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRANCE GALLAGHER (317) 833-7859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS LLC
(Name – *if individual, state last, first, middle name*)

100 E WISCONSIN AVENUE SUITE 1500 MILWAUKEE WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

OATH OR AFFIRMATION

I, TERRANCE GALLAGHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRECISION DISTRIBUTORS LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Exp 8-12-07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Auditors

To the Member of
Precision Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Precision Distributors, LLC (a wholly owned subsidiary of The Lamm Wallach Companies, Inc.) at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has transactions with affiliates as disclosed in the footnotes to the financial statements (Note 3). Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2005

Precision Distributors, LLC
(A wholly owned subsidiary of The Lamm Wallach Companies, Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 139,413
Commissions receivable	10,114
Prepaid expenses	863
Total assets	$ 150,390
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 23,600
Total liabilities	23,600
Member's Equity:	
Contributed capital	15,000
Undistributed income	111,790
Total member's equity	126,790
Total liabilities and member's equity	$ 150,390

The accompanying notes are an integral part of these financial statements.

1. Company Information

Precision Distributors, LLC (the "Company") is a Wisconsin Limited Liability Company and a wholly owned subsidiary of The Lamm Wallach Companies, Inc. ("LW Companies"). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company was organized on July 24, 2001, and began operations on January 1, 2002. The Company distributes mutual funds and variable life insurance or annuities by performing mutual fund wholesaling activities for broker-dealers, investment advisors and other institutional clients whose customers may purchase the mutual funds and/or investment advisory services.

As of December 31, 2004, the Company had one client and generated $55,372 of commission revenue related to this client during the year. Effective July 31, 2004, a former client terminated the Company's service as a client wholesaler. Under this termination agreement, the Company was entitled to sales commission through the effective termination date, as well as trailer compensation for a period of two years after this termination date. As of December 31, 2004, the Company earned $82,852 of commission and trailer revenue from this former client.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Determination of Revenues and Expenses

Commissions are recorded when earned. Related expenses are accrued when incurred. (See Note 3 for transactions with affiliates.)

Income Taxes

The Company was organized as a single member Limited Liability Company and for income tax reporting it is treated as a disregarded entity. The Company will be included in the tax filings by the member LW Companies.

3. Transactions with Affiliates

Effective January 1, 2004, the Company agreed to pay LW Companies a fee of $22,500 per quarter, payable monthly. The quarterly fee may be adjusted as mutually agreed by the parties, but no more frequently than quarterly. This expense represents payment to LW Companies for office space, employees and other services such as accounting, communication and data processing.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2004, the Company had net capital of $122,470, which was $117,470 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.19 to 1 at December 31, 2004.